Exhibit 21.1

Company	Country of Incorporation
Global Blue SA	Switzerland

Global Blue Italia S.r.l.	Italy

Global Blue Group AG	Switzerland

Global Blue TFS Japan Co., Ltd.	Japan

Global Blue (UK) Ltd	United Kingdom

Global Blue New Holdings Germany GmbH	Germany

Global Blue France	France

Currency Select Pty Limited	Australia

Global Blue España SA	Spain

Global Blue Holland BV	The Netherlands

Global Blue Austria GmbH	Austria